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November 8, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Steven Jacobs
Branch Chief
Washington, D.C. 20549

   RE: HomeLife, Inc.
       Form 10-KSB for year ended May 31, 2005 File no. 000-30424

Dear Sir,

This letter is in response to your comments regarding HomeLife, Inc. Form 10-KSB for year ended May 31, 2005. Management has prepared this letter with review of our accounting firm Rotenberg and Co. dated November 6, 2006.

Consolidated Balance Sheets, page 2

Management Answer

1. We test good will at the entity level because that is where the contracts are held. The public entity HomeLife, Inc. is a holding company for HomeLife Realty Services, Inc. and Red Carpet Broker Network. The Holding company or public shell does not service the contracts nor does it operate the franchise business. The true test of the value of the Goodwill can only be performed at the entity level and then compared to the value that is booked in the holding company. As we explained before HomeLife, Inc. does not produce income it is the entities that produce income. We have historical data that shows we will continue to service our contracts because it is done at the entity level. The entities on there are profitable it is the Holding Company that is not profitable. We have been franchising for 15 years and have enough data to conclude that we will be able to honor our contracts and thus keep them viable.



                                 HomeLife, Inc.
1503 South Coast Drive, Suite 204                                 714-241-3030
Costa Mesa, CA 92626                                          Fax 714-241-8979

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2. We do not agree that Goodwill should have been booked as an intangible asset.
The pure definition of an intangible asset is:

Intangible assets represent an attempt to reconcile the difference between the value of the assets a company counts on its books and the value the stock market assigns it. Examples of intangible assets include knowledge inside a company and good hiring practices, which contribute to making the company successful.

The value of our contracts is not intangible asset. They are Goodwill and reflect the value of the company and could be sold. Therefore, your question as to how amortization expense would be recorded can not be answered because we are not in agreement with your assertion that our Goodwill should be reclassified.

Management is confident we have answered your concerns in this letter and welcome any further comments you might have.

Sincerely,

Management Audit Committee

// Andrew Cimerman
// Marie May
// Charles Goodson

                                 HomeLife, Inc.
1503 South Coast Drive, Suite 204                                  714-241-3030
Costa Mesa, CA 92626                                           Fax 714-241-8979